Exhibit 99.1

FSD Pharma Inc. Announces Termination of Chief Executive Officer Dr. Raza Bokhari for Cause

Appoints Anthony Durkacz as Interim Chief Executive Officer and Reinstates Zeeshan Saeed as President

TORONTO--(BUSINESS WIRE)--July 27, 2021--FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the “Company” or “FSD”) announced today that the board of directors had terminated the employment of the Company’s Chief Executive Officer, Dr. Raza Bokhari for cause.

As previously disclosed by the Company, Dr. Bokhari was placed on administrative leave following the Company’s shareholder meeting on May 14, 2021 while a special committee (the “Special Committee”) comprised of two independent directors investigated various concerns regarding Dr. Bokhari’s actions in his capacity as the Company’s Chief Executive Officer. The Special Committee retained an international law firm to act as its independent legal advisors. Following the completion of its investigation, the Special Committee made a recommendation to the Company’s board of directors and the board unanimously determined to terminate Dr. Bokhari’s employment with the Company for cause. Amongst several findings made by the special committee and the international law firm, only a few of the reasons for Dr. Bokhari’s termination are misconduct including breaching court orders, the improper issuance of shares, and attempts to misappropriate Company funds in breach of his employment obligations. Anthony Durkacz, Zeeshan Saeed and Donal Carroll, directors who have been named by Dr. Bokhari in litigation, abstained from voting on the matter.

The Company’s board of directors has appointed Anthony Durkacz as the Company’s interim Chief Executive Officer and Zeeshan Saeed was reinstated as the Company’s President. “The Company now has the benefit of a strong board of directors who bring with them highly-relevant experience and knowledge,” said Anthony Durkacz. “I look forward to continue working with them to restore FSD and realize its full potential.”

Messrs. Durkacz and Saeed noted the progress the Company has made since its last shareholder meeting in working toward the goals stated by the concerned shareholders in their April 24, 2021 information circular. In particular, the Company (i) has effectively renewed its focus on acquiring biotechnology assets and is currently evaluating a number of strategic investment and acquisition opportunities, (ii) engaged a prominent biotechnology investment firm and is completing an audit of its Phase 2 Clinical Trial to determine its viability, (iii) retained an independent advisor to evaluate more broadly its principal drug compound, ultramicronized palmitoylethanolamide (PEA), or FSD201, in order to evaluate its current commercial viability, (iv) engaged a third party to conduct a forensic audit of prior compensation and expenses, (v) effectively resolved an outstanding claim against the Company relating to a former employee and (vi) developed a more robust investor relations function by engaging KCSA, to better communicate FSD’s value to the investment community.

“As we move forward, we look forward to providing further updates to shareholders in the coming weeks,” said Zeeshan Saeed, the Company’s newly re-appointed President. “We remain committed to fulfilling all of the strategic and operational goals outlined in our communications to shareholders prior to the May 14, 2021 shareholder meeting.”

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward Looking Information

Certain statement contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the audit of the Company’s clinical trial, the independent evaluation of the commercial viability of its principal drug compound, the completion of a forensic audit of past compensation and expenses and the statements made by Anthony Durkacz and Zeeshan Saeed regarding restoring FSD and fulfilling strategic and operational goals outlined in prior communications to shareholders. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Contacts

For additional information, please contact:
Anthony Durkacz
adurkacz@fsdpharma.com

Zeeshan Saeed
zsaeed@fsdpharma.com